UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                             Commission File Number: 000-50859


                                TOP TANKERS INC.
                 (Translation of registrant's name into English)


                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on December 5, 2006 announcing the Company's newbuilding order, the early re-delivery of three vessels and a new time charter contract.

                                                                       Exhibit 1


NEWS RELEASE for December 5, 2006 at 7:35 am EST
------------------------------------------------

Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 812 8199
         michaelm@allencaron.com            snt@toptankers.com


              TOP TANKERS ANNOUNCES NEWBUILDING ORDER FOR HANDYMAX
           PRODUCT / CHEMICAL TANKERS, MUTUAL AGREEMENT WITH GLENCORE
                    FOR EARLIER REDELIVERY OF THREE SUEZMAXES
                  AND NEW TIME CHARTER CONTRACT FOR ONE SUEZMAX


ATHENS, GREECE (December 5, 2006) ... TOP Tankers Inc (NasdaqGS:TOPT), announced today that it has entered into an agreement with SPP Shipbuilding Co, Ltd of the Republic of Korea for the construction of four 50,000 dwt Product / Chemical tankers. The vessels will be delivered during the first and second quarters of 2009. The Company also has the option to order two additional tankers with the same specifications and delivery period.

The  total   investment   for  the  Company   (excluding  the  option)  will  be
approximately $191 million, which will be funded with secured credit lines and working capital.

Evangelos J. Pistiolis, President and CEO of TOP Tankers Inc., stated: "It is our strategy to modernize and expand our fleet, so we have recently sold three Handymaxes, one built in 1998 and two built in 1999. Many people in the industry consider the aggregate sale price of $128 million to be one of the highest prices ever achieved for such vessels. In addition, we have entered into an agreement to acquire four newbuildings for $191 million. Assuming we exercise our option to acquire two additional newbuildings, our current total order will increase to six vessels, or $286 million, all to be delivered during the first and second quarters of 2009."

Mutual agreement for earlier Glencore redelivery

The Company also announced that it has amicably agreed with Glencore for the earlier redelivery of three 154,970 dwt Suezmax tankers, the M/T Flawless, the M/T Timeless and the M/T Stopless, all built in 1991 by Hyundai Heavy Industries Co of the Republic of Korea. These three vessels had been scheduled to be redelivered on or about April 2007. Six of the Company's eleven Handymax tankers are currently chartered to Glencore under long-term charters with profit-sharing arrangements. These time charters will expire between the third quarter of 2009 and the fourth quarter of 2010.

Time charter contract for the M/T Priceless

The Company has entered into a time charter contract for the 154,970 dwt Suezmax M/T Priceless, built in 1991 by Hyundai Heavy Industries Co of the Republic of Korea, with a major oil trader. The contract, which has a base rate of $35,000 and 50% sharing of the profit generated above the base rate, expires in August 2008.

The M/T Flawless, the M/T Priceless and the M/T Timeless completed their third special surveys in June, August and November 2006, respectively. The M/T Stopless will complete its third special survey in early January 2007. All of these vessels underwent extensive works to be upgraded to the highest possible standards.

More information on the upgrading of the TOP Tankers fleet will be posted on the Company's website.

About TOP Tankers Inc
---------------------

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. Upon delivery of the vessel Topless to its new owners, the Company will operate a fleet of 24 tankers, consisting of 13 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.5 million dwt, of which 88% are sister ships. Sixteen of the Company's 24 tankers will be on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward Looking Statement
-------------------------

     Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               TOP TANKERS INC.


Dated: December 7, 2006                        By /s/ Stamatis N. Tsantanis
                                                  -----------------------------
                                                  Name: Stamatis N. Tsantanis
                                                  Title: Chief Financial Officer






SK 23116 0001 728122